LINKWELL CORPORATION

No. 476 Hutai Branch Road

Baoshan District

Shanghai, China 200436

telephone (86) 21-56689332

'CORRESP'

November 7, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director
Jennifer Thompson
Anne McConnell
Brigitte Lippmann
Chris Edwards

Re:	Linkwell Corporation (the "Company")
Registration Statement on Form SB-2
File No. 333-131666

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, November 8, 2006 at 4 p.m., Eastern Standard time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•

Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Xue Lian Bian
Xue Lian Bian
President